

Chris Wallis · 3rd

Technical Architect, Car Delivery Network

Newcastle upon Tyne, United Kingdom · 175 connections ·

Contact info

Fast UK Hosting

 **The University of Sh**

Experience

Co Owner
Fast UK Hosting
Apr 2014 – Present · 6 yrs 1 mo


Technical Architect
Car Delivery Network Ltd
Aug 2009 – Present · 10 yrs 9 mos

Principal Developer
InfoAnyWare
Apr 2007 – Present · 13 yrs 1 mo

Owner
iNybble
Oct 2006 – Nov 2019 · 13 yrs 2 mos


Contract Developer
TSO

Oct 2006 – Apr 2007 · 7 mos

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Education



The University of Sheffield
BEng (hons), Electronic Engineering (Computing)
1996 – 2000
Activities and Societies: Technical Services Committee, Windsurfing Team

Skills & Endorsements

C# · 18

 Endorsed by **Nick Buckland, who is highly skilled at this**

 Endorsed by **4 of Chris' colleagues at Ca Delivery Network (CDN)**

.NET · 14

Catherine Wallis and 13 connections have given endorsements for this skill

ASP.NET · 7

 Endorsed by **2 of Chris' colleagues at Car Delivery Network (CDN)**

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